Exhibit 99.9

MATERIAL CHANGE REPORT

Regulation 51-102 Respecting Continuous Disclosure Obligations

Form 51-102F3

ITEM 1 – NAME AND ADDRESS OF COMPANY

THERATECHNOLOGIES INC. (the “Corporation”)

2015 Peel Street

5th Floor

Montreal, Québec

Canada H3A 1T8

ITEM 2 – DATE OF MATERIAL CHANGE

March 6, 2018

ITEM 3 – NEWS RELEASE

A news release describing this material change was issued by the Corporation on March 6, 2018 via “GlobeNewswire”. A copy of the news release is available on the SEDAR website at www.sedar.com.

ITEM 4 – SUMMARY OF MATERIAL CHANGE

On March 6, 2018, the Corporation announced that the United States Food and Drug Administration (the “FDA”) approved TrogarzoTM (ibalizumab-uiyk) Injection.

ITEM 5 – FULL DESCRIPTION OF MATERIAL CHANGE

5.1 Full description of material change

On March 6, 2018, the Corporation announced that the FDA approved TrogarzoTM (ibalizumab-uiyk) Injection.

TrogarzoTM, a CD4-directed post-attachment HIV-1 inhibitor, in combination with other antiretroviral(s), is indicated for the treatment of human immunodeficiency virus type-1 (HIV-1) infection in heavily treatment-experienced adults with multidrug resistant HIV-1 infection failing their current antiretroviral regimen.

Clinical studies show that Trogarzo™, in combination with other antiretroviral therapies (“ARTs”), significantly reduces viral load and increases CD4+ (T-cell) count among patients with multidrug resistant HIV-1.

The Phase 3 trial showed:

•

Trogarzo™ significantly reduced viral load within seven days after the first dose of functional monotherapy and maintained the treatment response when combined with an optimized background regimen that included at least one other active ART for up to 24 weeks of treatment, while being safe and well tolerated.

•

More than 80% of patients achieved the study’s primary endpoint – at least a 0.5 log10 (or 70%) viral load reduction from baseline seven days after receiving a 2,000 mg loading dose of Trogarzo™ and no adjustment to the failing background regimen.

•	The average viral load reduction after 24 weeks was 1.6 log10 with 43% of patients achieving undetectable viral loads.

Patients experienced a clinically-significant mean increase in CD4+ T-cells of 44 cells/mm3, and increases varied based on T-cell count at baseline. Rebuilding the immune system by increasing T-cell count is particularly important as people with multidrug resistant HIV-1 often have the most advanced form of HIV.1

The most common drug-related adverse reactions (incidence ≥ 5%) were diarrhea (8%), dizziness (8%), nausea (5%) and rash (5%). No drug-drug interactions were reported with other ARTs or medications, and no cross-resistance with other ARTs were observed.

5.2 Disclosure for restructuring transactions

Not applicable.

ITEM 6 – RELIANCE ON SUBSECTION 7.1(2) OR (3) OF NATIONAL INSTRUMENT 51-102

Not applicable.

ITEM 7 – OMITTED INFORMATION

Not applicable.

ITEM 8 – EXECUTIVE OFFICER

For further information, contact Jocelyn Lafond, Vice President, Legal Affairs, and Corporate Secretary of the Corporation at (514) 336-4804, ext. 288.

ITEM 9 – DATE OF REPORT

March 7, 2018.

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